Exhibit 3.3

CERTIFICATE OF AMENDMENT TO

THE

RESTATED CERTIFICATE OF INCORPORATION

OF DZS INC.

DZS Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation") does hereby certify:

FIRST: That a resolution was duly adopted by the Board of Directors of the Corporation setting forth a proposed amendment to the Restated Certificate of Incorporation of the Corporation, as amended, in the form set forth below (the "Amendment"), declaring the Amendment to be advisable and calling for consideration of said proposed Amendment by the stockholders of the Corporation.

"RESOLVED, that, having determined that an increase in the Corporation's authorized Common Stock to 72,000,000 shares is in the best interest of the Corporation and its stockholders, subject to the consideration and approval of the Corporation's stockholders, Article IV of the Restated Certificate of lncorporation of the Corporation, as amended, be, and it hereby is, amended in its entirety with the following:

"IV. (A) The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is Ninety-Seven Million (97,000,000) shares, of which: Seventy-Two Million (72,000,000) shares, par value $.001 per share, shall be shares of common stock (the "Common Stock"); and Twenty-Five Million (25,000,000) shares, par value $.001 per share, shall be shares of preferred stock (the "Preferred Stock").

(B)
Common Stock. Except as (1) otherwise required by law or (2) expressly provided in this Restated Certificate of Incorporation (as amended from time to time), each share of Common Stock shall have the same powers, rights and privileges and shall rank equally, share ratably and be identical in all respects as to all matters.
(1)
Dividends. Subject to the rights of the holders of Preferred Stock, and to the other provisions of this Restated Certificate of Incorporation (as amended from time to time), holders of Common Stock shall be entitled to receive equally, on a per share basis, such dividends and other distributions in cash, securities or other property of the Corporation as may be declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefore.
(2)
Voting Rights. At every annual or special meeting of stockholders of the Corporation, each holder of Common Stock shall be entitled to cast one (1) vote for each share of Common Stock standing in such holder's name on the stock transfer records of the Corporation.
(3)
Liquidation Rights. In the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, after payment or provision for payment of the Corporation's debts and amounts payable upon shares of Preferred Stock entitled to a preference, if any, over holders of Common Stock upon such dissolution, liquidation or winding up, the remaining net assets of the Corporation shall be distributed among holders of shares of Common Stock equally on a per share basis. A merger or consolidation of the Corporation with or into any other corporation or other entity, or a sale or conveyance of all or any part of the assets of the Corporation (which shall not in fact result in the liquidation of the Corporation and the distribution of assets to its stockholders) shall not be deemed to be a voluntary or involuntary liquidation or dissolution or winding up of the Corporation within the meaning of this Paragraph (B)(3).
(C)
Preferred Stock. The Board of Directors is authorized, subject to limitations prescribed by law, to provide by resolution or resolutions for the issuance of shares of Preferred Stock in one or more series, to establish the number of shares to be included in each such series, and to fix the voting powers (if any), designations, powers, preferences, and relative, participating, optional or other rights, if any, of the shares of each such series, and any qualifications, limitations or restrictions thereof. Irrespective of the provisions of Section 242(b)(2) of the DGCL, the number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote, without the separate vote of the holders of the Preferred Stock as a class."
(4)
SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of the Corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware on May 30, 2023, at which meeting the necessary number of shares as required by statute were voted in favor of the Amendment.
(5)
THIRD: That the Amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
(6)
IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Restated Certificate of lncorporation of the Corporation to be signed this 31st day of May, 2023.

DZS Inc.

BY: /s/ Justin Ferguson

Title: Chief Legal Officer

Name: Justin Ferguson